Exhibit 99.2

Critical Metals Corp Announces Appointments of Executive Leaders

Sergey Savchenko, experienced financial leader in the U.S. capital markets, to spearhead all accounting and finance initiatives as Chief Financial Officer

George Karageorge, mining industry veteran, to lead technical reporting and project development efforts as Chief Technical Officer

Thomas McNamara, accomplished metals & mining portfolio manager, to oversee all corporate development and investor relations activities as Director of Corporate Development & Investor Relations

John Thomas, seasoned attorney in the manufacturing sector, to lead all legal functions as General Counsel

Critical Metals Corp has signed a binding agreement with European Lithium and Rimbal to lock up the majority shareholders’ current holdings for 180 days

New York, NY – May 2, 2025 – Critical Metals Corp. (Nasdaq: CRML) (“Critical Metals Corp” or the “Company”), a leading mining development company, today announced the appointments of several executive leaders. Sergey Savchenko has been named Chief Financial Officer (CFO), George Karageorge has been named Chief Technical Officer, Thomas McNamara has been named Director of Corporate Development & Investor Relations and John Thomas has been named General Counsel. All four executives will report directly to Tony Sage, Chief Executive Officer, Executive Chairman and Director of Critical Metals Corp, and their appointments are effective immediately.

“Sergey, George, Thomas and John are exceptional executives and I look forward to their important contributions at Critical Metals as we advance our development plans for our world-class Tanbreez project in Greenland and our Wolfsberg project in Europe,” said Mr. Sage. “We have assembled a fantastic leadership team at Critical Metals Corp to take our strategic critical materials project portfolio forward and deliver long term value to our shareholders.”

Sergey Savchenko – Chief Financial Officer

Mr. Savchenko is an established finance leader in the U.S. public markets, bringing more than 24 years of expertise in accounting and finance to the role, including public and corporate accounting, corporate finance and investor relations experience. He was also actively involved in Critical Metals Corp’s Nasdaq listing. As CFO, he will lead all of the Company’s finance and accounting functions and teams. Mr. Savchenko succeeds Steven Parkes, who has stepped down from his role to pursue other opportunities.

“Critical Metals Corp is uniquely positioned to capitalize on the strong demand for critical minerals in the West combined with geopolitical tailwinds at its back,” said Mr. Savchenko. “It was a great experience helping take the Company public in 2024 and I’ve been in close contact with Tony and the team ever since. I look forward to leveraging my U.S. capital markets expertise to support Critical Metals Corp as it advances its business strategy.”

Prior to joining Critical Metals Corp, Mr. Savchenko consulted for special purpose acquisition companies (SPACs) on various aspects of accounting and financial reporting, initial public offerings and mergers. Mr. Savchenko holds an MBA from William E. Simon School of Business Administration at University of Rochester with concentrations in public accounting and corporate finance. He is also a CPA licensed in the state of New Jersey and holds a Chartered Accountant license in Canada.

George Karageorge – Chief Technical Officer

Mr. Karageorge is a highly experienced senior executive and public companies’ director, serving on multiple ASX and TSX companies’ boards since 2011 as both CEO and Managing Director. He brings more than 30 years of professional experience in the mining, engineering and exploration sectors in a variety of commodities such as rare earths elements, gold and base metals. As Chief Technical Officer, Mr. Karageorge will be responsible for technical reporting and project development activities at Critical Metals Corp’s assets.

“Critical Metals Corp’s assets are some of the most compelling projects that I have worked on over the course of my career, and they offer tremendous upside potential,” said Mr. Karageorge. “I’ve had the privilege of progressing several of the technical reporting initiatives for Critical Metals Corp’s Tanbreez project in Greenland over the past few months, and look forward to helping this game-changing rare earth deposit realize its full potential.”

Mr. Karageorge was one of the founding shareholders and geologist for Pilbara Minerals Limited at the Pilgangoora Lithium-Tantalum Project. He led the discovery, exploration, maiden drilling programs and the definitive feasibility study and was jointly responsible for the start-up of the Pilgangoora Mining Operation.

Mr. Karageorge’s previous roles have included serving as CEO and Managing Director of MinRex Resources Ltd, where he successfully explored lithium and rare earth projects in Western Australia. Prior to joining the MinRex Board, he was CEO and Managing Director at Argent Minerals, an ASX listed company, specializing in exploration and discovery of precious and base metals deposits in Australia. Mr. Karageorge also served as the CEO Blue Bird Battery Metals, a TSX-listed company.

Thomas McNamara – Director Of Corporate Development & Investor Relations

Mr. McNamara is a seasoned financial professional and a career metals & mining portfolio manager. He also has extensive experience in strategic advisory and industry trend analysis across the mining, metals, energy, chemicals, auto, and industrial sectors. With more than two decades of experience, Mr. McNamara has successfully led investment initiatives, advised senior leadership on complex equity and debt offerings, and delivered market insights to drive business strategy. As Director of Corporate Development & Investor Relations, Mr. McNamara will oversee all corporate development strategies and investor relations activities for Critical Metals Corp.

“With growing demand for rare earths, Critical Metals Corp’s flagship Tanbreez project presents the undervalued opportunity that I have spent my career looking for as a portfolio manager focused on metals and mining,” said Mr. McNamara. “The team has built a strong network of commercial partners, and I look forward to supporting Critical Metals Corp’s corporate development strategies and investor engagement in my new role.”

Prior to joining Critical Metals Corp, Mr. McNamara served as Principal Consultant at T-Macro Advisors, where he primarily covered Metals & Mining, Energy, and all Natural Resources, providing in-depth analysis on market valuations, regulatory environments, and operational efficiencies. Before that, he spent over a decade at Impala Asset Management, where he co-managed the Impala Natural Resources Fund, leading investment strategies and client relationship development in cyclical industries. Mr. McNamara studied mining, engineering, and mineral economics at Columbia School of Engineering’s Henry Krumb School of Mines and holds a Bachelor of Arts in History with an Accounting minor from Providence College.

John Thomas – General Counsel

Mr. Thomas is a seasoned General Counsel and corporate executive with more than 30 years of hands-on legal experience. He has been appointed to lead legal teams at cutting-edge, US-based manufacturers which have included Medtronic, Genzyme, Dole, Tyco, and Astra. As General Counsel, Mr. Thomas will be responsible for overseeing all of the Company’s legal functions and corporate governance.

“Tony and the Critical Metals Corp team have a tremendous track record in the mining sector and I look forward to playing a key role in the Company’s journey,” said Mr. Thomas. “Given the robust long-term market fundamentals and regulatory tailwinds in the West, Critical Metals Corp has significant opportunities ahead.”

Prior to joining Critical Metals Corp, Mr. Thomas served as VP and General Counsel for Medtronic’s high growth medical device operations across all of the Greater China Region, including Taiwan and Hong Kong, where he led coordinated efforts to protect IP, complete accretive M&A projects, and resolve outstanding regulatory inquiries. He has been an active member of both local Chambers of Commerce and Bar Associations during each of his international postings.

Issuance of Shares to Rimbal in Connection with Tanbreez Acquisition

Critical Metals Corp recently issued 5,000,000 ordinary shares to Rimbal Pty Ltd. (“Rimbal”) pursuant the make-whole provision contained in Section 8 of the Amended and Restated Heads of Agreement, dated as of July 19, 2024 (the “Heads of Agreement”), between Critical Metals Corp and Rimbal, which is the agreement that sets forth the terms by which Critical Metals Corp will acquire the Tanbreez project. The Heads of Agreement was originally filed with the SEC on a Form 6-K filed on July 25, 2024. The shares are subject to customary registration rights in favor of Rimbal.

The issuance of the shares described above does not affect Critical Metals Corp’s ability to acquire an additional 50.5% equity interest in Tanbreez under the Heads of Agreement. Under the terms of the Heads of Agreement, once Critical Metals Corp invests $10 million in exploration expense in Tanbreez prior to the end of 2025, it will have the option to acquire the additional 50.5% equity interest, which would bring Critical Metal Corp’s aggregate ownership in Tanbreez to 92.5% at such time, by issuing additional ordinary shares to Rimbal having a value equal to $116 million at such time.

Open Market Lockup Agreement with Major Shareholders

Critical Metals Corp has also recently signed an agreement with its two largest shareholders, European Lithium Limited (“European Lithium”) and Rimbal, pursuant to which the two shareholders have agreed not to sell their shares for 180 days in ordinary brokerage or open-market transactions on Nasdaq. The lockup agreement does not prohibit pledges, gifts or other transfers of shares, or sales by either shareholder in block trades or similar privately negotiated transactions. Combined, European Lithium and Rimbal own approximately 81% of the issued capital of the Company as of May 1, 2025.

“This binding agreement further demonstrates the confidence that our two largest shareholders have in Critical Metals Corp and the long-term value we expect to unlock,” continued Mr. Sage.

Equity Awards to Current Directors

On April 26, 2025, the Board of Directors of Critical Metals Corp, upon recommendation by the Compensation Committee of the Board, approved the grant of 2025 annual equity awards to the directors of Critical Metals Corp. The awards were issued pursuant to the grant of restricted stock units (RSUs) covering approximately 1.8 million shares in the aggregate. The awards vest in full one year from the date of the grant.

About Critical Metals Corp.

Critical Metals Corp (Nasdaq: CRML) is a leading mining development company focused on critical metals and minerals, and producing strategic products essential to electrification and next generation technologies for Europe and its western world partners. Its flagship Project, Tanbreez, is one of the world’s largest rare earth deposits and is located in Southern Greenland. The deposit is expected to have access to key transportation outlets as the area features year-round direct shipping access via deep water fjords that lead directly to the North Atlantic Ocean.

Another key asset is the Wolfsberg Lithium Project located in Carinthia, 270 km south of Vienna, Austria. The Wolfsberg Lithium Project is the first fully permitted mine in Europe and is strategically located with access to established road and rail infrastructure and is expected to be the next major producer of key lithium products to support the European market. Wolfsberg is well positioned with offtake and downstream partners to become a unique and valuable asset in an expanding geostrategic critical metals portfolio.

With this strategic asset portfolio, Critical Metals Corp is positioned to become a reliable and sustainable supplier of critical minerals essential for defense applications, clean energy transition, and next-generation technologies in the western world.

For more information, please visit https://criticalmetalscorp.com/.

Cautionary Note Regarding Forward Looking Statements

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include, without limitation, statements regarding the financial position, financial performance, business strategy, expectations of our business and the plans and objectives of management for future operations. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this news release, forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “designed to” or other similar expressions that predict or indicate future events or trends or that are not statements of historical facts. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors discussed under the “Risk Factors” section in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission . These forward-looking statements are based on information available as of the date of this news release, and expectations, forecasts and assumptions as of that date, involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Critical Metals Corp.

Investor Relations: ir@criticalmetalscorp.com

Media: pr@criticalmetalscorp.com

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